[OBJECT OMITTED] BRASKEM

                                                                 August 18, 2006


VIA EDGAR
---------

Ms. Cecilia D. Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-5546



cc:
Chris H. Owings
Division of Corporation Finance

David Mittleman
Division of Corporation Finance


Re:    Responses to Comments dated July 7, 2006 Regarding Braskem S.A.'s
       Form 20-F filed on June 23, 2006 (File No. 1-14862)
--------------------------------------------------------------------------------


Dear Ms. Blye:


     I refer to the inquiry of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated July 7, 2006 (the "Letter") regarding Form 20-F for the fiscal year ended December 31, 2005 (the "20-F") filed by Braskem S.A. ("Braskem") with the Commission on June 23, 2006.

     Set forth below is the response of Braskem to the inquiries in the Letter.

     I. Response to the Letter

     In responding to the Staff's inquiry, Braskem would like to clarify the context of the reference to Iran in its Management Report for the year ended December 31, 2005 (the "Management Report"), which Braskem filed with the Commission under cover of Form 6-K on February 9, 2006, and explain that the training of a foreign team of workers to operate a new polyethylene plant in Iran using Spherilene technology is not part of Braskem's international expansion.

     In 1995, under a technology license agreement entered into with Basell Polyelefine GmbH, formerly Spherilene S.p.A. ("Basell"), a German petrochemical company, Braskem obtained the right to use Spherilene technology to produce high density and linear low density polyethylene (effective in 1999). The most common end use of high density polyethylene is in the production of blow-molded plastic bottles, such as milk bottles, and the most common end use of linear low density polyethylene is in the production of garbage bags, packaging, film, toys, housewares, electrical insulation and paper coatings.

     In August 2005, Braskem entered into a Second Spherilene Process Cooperation Agreement (the "Technology Cooperation Agreement") with Basell, under which Braskem and Basell agreed to collaborate in the development of ethylene polymers using Spherilene technology.

     Although the development and sale of technology is not part of Braskem's core business, Braskem has developed an expertise with Spherilene technology that has been recognized by Basell. Therefore, within the scope of the Technology Cooperation Agreement and given Braskem's longstanding relationship with Basell, Basell requested Braskem to train a team of petrochemical engineers and technicians from Jam Petrochemical Company, an Iranian petrochemical company, for the start-up and operation of a polyethylene plant using Spherilene technology.

     In November and December 2005, a team of 24 engineers and technicians from Jam Petrochemical Company visited Braskem's polyolefins plants in Triunfo, Rio Grande do Sul for receiving the abovementioned training.

     Braskem did not receive any compensation (from Basell, Jam Petrochemical Company or any other source) in connection with the visit, and all the out-of-pocket costs incurred by Braskem related to this visit were reimbursed by Basell.

     The visit by the Iranian workers to Braskem's facilities was a one-time event and is not part of Braskem's international expansion plans. Braskem has not had further contacts with Jam Petrochemical Company or any other Iranian entities since the visit and does not intend to do so hereafter. The training that Braskem provided regarding Spherilene technology does not have any military application.

     Braskem does not believe this contact was material, in quantitative or qualitative terms, and accordingly, does not believe that it constitutes a material investment risk for its security holders. Braskem was not compensated for this visit and given its limited nature, does not believe that it may adversely impact Braskem's reputation or share value.

     II. Declarations of Braskem

     Braskem acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                           Sincerely,




                                           /s/ Paul Elie Altit
                                           Paul Elie Altit
                                           Chief Financial Officer and
                                           Investor Relations Director
                                           Braskem S.A.